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                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549

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                                    SCHEDULE 13E-3

                           RULE 13E-3 TRANSACTION STATEMENT
          (PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934)

                                ---------------------

                                    Tescorp, Inc.
                                 (Name of the Issuer)

                           Tescorp Acquisition Corporation
                               Supercanal Holding S.A.
                          (Name of Persons Filing Statement)

                        Common Stock, par value $.02 per share
                            (Title of class of securities)

                               881584106 - Common Stock
                        (CUSIP number of class of securities)

                                 Daniel Eduardo Vila
                                       Chairman
                           Tescorp Acquisition Corporation
                             c/o Supercanal Holding S.A.
                                    Godoy Cruz 316
                             Mendoza, Province of Mendoza
                                    Argentina 5500
                                     54-61-295125
(Name, address and telephone number of person authorized to receive notices and communications on behalf of persons filing statement)

                                ---------------------

                                   with a copy to:

                               David W. Bernstein, Esq.
                                    Rogers & Wells
                                   200 Park Avenue
                            New York, New York 10166-0153
                              Telephone:  (212) 878-8342
       This statement is filed in connection with (check the appropriate box):
          a.  / /   The filing of solicitation materials or an information
                    statement subject to Regulation 14A, Regulation 14C, or Rule
                    13e-3(c) under the Securities Exchange Act of 1934
          b.  / /   The filing of a registration statement under the Securities
                    Exchange Act of 1933.
          c.  /X/   A tender offer.
          d.  / /   None of the above.

          Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. / /

Calculation of Filing Fee

               Transaction Valuation         Amount of Filing Fee

/ / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:     $11,896     Filing Party:  Tescorp Acquisition
                                                       Corporation Supercanal
                                                       Holding S.A.

Form or Registration No.:    14D-1      Date Filed:    December 8, 1997
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Item 1.   Issuer and Class of Security Subject to the Transaction

          (a) The issuer of the class of equity security which is the subject of the Rule 13e-3 transaction is Tescorp, Inc., a Texas corporation (the "Company"). The address of the Company's principal executive offices is 327 Congress Avenue, Suite 200, Austin, Texas 78701.

          (b) The title of the securities which are the subject of the Rule 13e-3 transaction is common stock, par value $.02 per share ("Common Stock"). The number of shares of Common Stock which were outstanding on December 5, 1997 was 19,223,456 shares. The approximate number of holders of record of the Common Stock on November 14, 1997 was 336.

          (c) The principal market in which the Common Stock is traded is the Nasdaq SmallCap Market. The information in Section 12 ("Price Range of Shares") of the Supplemented Offer to Purchase which is Exhibit (d)(2) to this Statement (the "Offer to Purchase") is incorporated by reference.

          (d) Insofar as Tescorp Acquisition Corporation (the "Purchaser") and Supercanal Holding S.A. (the "Parent") are aware, the Company has not paid any dividends during the past two years with respect to its Common Stock. The Amended Stock Purchase and Merger Agreement dated as of November 26, 1997 (the "Merger Agreement") among the Purchaser, the Parent and the Company prohibits the Company from paying, without the Purchaser's consent, any dividends prior to the merger of the Purchaser and the Company contemplated by the Merger Agreement (the "Merger), other than required dividends on preferred stock.

          (e) Insofar as the Purchaser and the Parent are aware, the Company has not made an underwritten public offering of its Common Stock for cash during the past three years which was registered under the Securities Act of 1933 or exempt from registration pursuant to Regulation A.

          (f) The Company has not, insofar as the Purchaser or the Parent are aware, purchased any of its Common Stock since December 5, 1997, the day on which the Purchaser acquired 31% of the outstanding Common Stock and a representative of the Parent became a director of the Company, which is the earliest time at which either the Purchaser or the Parent became an affiliate of the Company.

Item 2.   Identity and Background.

          (a)-(d); (g) This Statement is being filed by the Purchaser and the Parent. The information set forth in Section 14 ("Certain Information Concerning the Purchaser and Parent") of the Offer to Purchase and Schedule I to it is incorporated by reference.

          (e) and (f) During the last five years, neither the Purchaser nor the Parent, nor, to the best of the knowledge of the Purchaser or the Parent, any persons controlling the Purchaser or the Parent, or any of the persons listed on
Schedule I to the Offer to Purchase, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, Federal or state securities laws or finding any violation of such laws.

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Item 3.   Past Contacts, Transactions or Negotiations with the Subject Company.

          (a)-(b) The information set forth in Section 1 ("Background of the Offer; Contacts with the Company"), Section 2 ("Purpose of the Offer and the Proposed Merger; Plans for the Company") and Section 16 ("The Merger") of the Offer to Purchase is incorporated by reference.

Item 4.   Terms of the Transaction.

          (a) The information set forth in the Introduction, Section 2 ("Purpose of the Offer and the Proposed Merger; Plans for the Company"), Section 7 ("Terms of the Offer"), Section 8 ("Acceptance for Payment and Payment for Shares"), Section 10 ("Withdrawal Rights"), Section 11 ("Conditions of the Offer") and Section 16 ("The Merger") of the Offer to Purchase are incorporated by reference.

          (b) There is no term or arrangement concerning the Rule 13e-3 transaction relating to any securityholder of the Company which is not identical to that relating to other holders of the same class of securities of the Company, except that the Purchaser will not receive any payment as a result of the Merger with regard to Common Stock it owns.

Item 5.   Plans or Proposals of the Company or Affiliate.

          (a)-(e) The information set forth in Section 2 ("Purpose of the Offer and the Proposed Merger; Plans for the Company") of the Offer to Purchase is incorporated by reference.

          (f)-(g) The information set forth in Section 4 ("Certain Effects of the Transaction") of the Offer to Purchase is incorporated by reference.

Item 6.   Source and Amount of Funds or Other Consideration.

          (a) The information set forth in Section 15 ("Source and Amount of Funds") of the Offer to Purchase is incorporated by reference.

          (b) The Purchaser and the Parent estimate that the total cost of the Stock Purchase, the Offer and the Merger, in addition to the amount paid for Common Stock and 8% Preferred Stock, will be approximately $2,750,000, consisting of legal fees of $350,000, printing costs of $140,000, investment banking fees (including fees of the Dealer Managers) of $2,250,000, and miscellaneous costs of $10,000. The Purchaser or the Parent will pay these costs. In addition, if the conditions to the Offer are fulfilled, the Purchaser will be obligated to pay the expenses of the Company, which the Purchaser estimates will exceed $2,300,000. These costs will be paid primarily with borrowings under the Loan Document described in Section 15 ("Sources and Amount of Funds") of the Offer to Purchase.

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          (c)-(d)  The information set forth in Section 15 ("Sources and
Amount of Funds") of the Offer to Purchase is incorporated by reference.

Item 7.   Purposes, Alternatives, Reasons and Effects

          (a)-(d) The information set forth in Section 1 ("Background of the Offer; Contacts with the Company"), Section 2 ("Purpose of the Offer and the Proposed Merger; Plans for the Company"), Section 3 ("Certain Federal Income Tax Consequences") and Section 4 ("Certain Effects of the Transactions") of the Offer to Purchase is incorporated by reference.


Item 8.   Fairness of the Transaction.

          (a) The Purchaser and the Parent believe that the Offer and the Merger, which will follow the Offer if the Offer is successful, are fair to unaffiliated securityholders of the Company. This belief is based primarily on the fact that the $4.50 per share which the Purchaser is offering for the Common Stock in the Offer, and which holders of Common Stock will receive as a result of the Merger if the Offer is successful, exceeds the highest price at which the Common Stock traded at any time during 1997, and is 33% higher than the last sale price of the Common Stock reported on the Nasdaq SmallCap Market on September 15, 1997, the last full day of trading prior to public announcement of execution of the original Stock Purchase and Merger Agreement between the Purchaser and the Company (the "Original Merger Agreement"). In addition, the total price the Purchaser and the Parent will pay to acquire the Company in its entirety is at the high end of the range of prices per subscriber which is being paid to acquire cable system operators in Argentina, where all the Company's operations are conducted. Also, the amount the Purchaser and the Parent will pay to acquire the Company (not including the amount paid by the Purchaser on December 5, 1997 to acquire approximately 31% of its Common Stock) will be more than twice the total stockholder's equity of the Company at September 30, 1997, and the per share amount which will be paid to holders of Common Stock will be more than four and one-half times the per share stockholders equity available to holders of Common Stock on September 30, 1997. Further, almost three months elapsed between the time execution of the Original Merger Agreement was announced to the public and the time the Purchaser acquired 31% of the common stock of the Company. Insofar as the Purchaser and the Parent are aware, no proposals have been made since then by any other persons to acquire the Company for an amount at least as great which will be paid by the Purchaser and the Parent (or at any other price), despite the fact that the Original Merger Agreement and the Merger Agreement permitted the Company to terminate the Original Merger Agreement or the Merger Agreement if, before the Purchaser completed the purchase of Common Stock, the Company received an unsolicited proposal regarding a transaction which the Company's Board of Directors determined to be more favorable to the holders of the Common Stock and the 8% Preferred Stock than the transactions under the Original Merger Agreement or the Merger Agreement, and even after that stock purchase, the Company could terminate the Merger Agreement if someone commenced a tender offer for all the Common Stock and all the 8% Preferred Stock which the Company's Board of Directors, determined to be more favorable to the Company's stockholders than the Offer and the Merger.

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          (b)  The Merger must be approved by the holders of at least 66 2/3% of the outstanding Common Stock and the holders of at least 66 2/3% of the outstanding 8% Preferred Stock. Because of that, it is a condition to the Purchaser's obligation to accept shares which are tendered in response to the Offer that a number of shares be tendered and not withdrawn which, together with the Common Stock already owned by the Purchaser, totals at least 66 2/3% of the outstanding Common Stock and 66 2/3% of the outstanding 8% Preferred Stock. In order for that condition to be fulfilled, at least 52% of the Common Stock which the Purchaser does not own, and at least 66 2/3% of the 8% Preferred Stock, will have to be tendered in response to the Tender Offer. If the Purchaser waives that condition, then a sufficient number of shares not owned by the Purchaser will have to be voted in favor of the Merger to cause the merger to be approved by holders of 66 2/3% of the outstanding Common Stock and 66 2/3% of the outstanding 8% Preferred Stock. Accordingly, holders of at least 52% of the shares of Common Stock not owned by the Purchaser, and holders of at least 66 2/3% of the outstanding shares of 8% Preferred Stock, will have to either tender their shares in response to the Offer or vote in favor of the Merger, in order for the Parent to acquire the Company in its entirety.

          (c) No representative of the Purchaser or of the Parent was a director of the Company when either the Original Merger Agreement or the Amended Merger Agreement was negotiated. However, it is the understanding of the Purchaser and the Parent that none of the directors who were not employees of the Company retained an unaffiliated representative to act solely on behalf of the unaffiliated securityholders for the purpose of negotiating the terms of the Original or the Amended Merger Agreement and/or preparing a report concerning the fairness of the transactions which are the subject of the Original or the Amended Merger Agreement. However, because neither the Purchaser nor the Parent became an affiliate of the Company until after the Amended Merger Agreement was executed, the opinion of Arnhold and S. Bleichroeder & Co. as to the fairness of the Offer and the Merger was, in effect, an opinion of an unaffiliated representative acting solely on behalf of unaffiliated securityholders.

          (d) No representative of the Purchaser or the Parent was a director of the Company when either the Original Merger Agreement or the Amended Merger Agreement was approved by the directors of the Company. However, the Company's mailing to its stockholders regarding the Offer states that the Board of Directors of the Company had unanimously approved the Offer and the Merger Agreement, both in its original form and as amended. Therefore, the Purchaser and the Parent believe that the Original Merger Agreement and the Merger Agreement each was approved by a majority of the directors of the Company who are not employees of the Company.

          (e)  Not applicable.

          (f)  Not applicable.

Item 9.   Reports, Opinions, Appraisals and Certain Negotiations.

          Neither the Purchaser nor the Parent has received a report, opinion or appraisal from an outside party which is materially related to the Offer or the Merger, including, but not

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limited to, any such report, opinion or appraisal relating to the consideration or the fairness of the consideration being offered to holders of Common Stock or the fairness of the transaction to the Company, to the Purchaser or the Parent or to holders of Common Stock or other securities of the Company who are not affiliates of the Company. The Company did obtain an opinion of Arnhold and S. Bleichroeder & Co. to the effect that the consideration to be received by the holders of Common Stock and 8% Preferred Stock in the Offer and in the Merger is fair to such holders from a financial point of view.

Item 10.  Interest in Securities of the Subject Company.

          (a) The information set forth in the Introduction and Section 14 ("Certain Information Concerning the Purchaser and Parent") of the Offer to Purchase is incorporated by reference.

          (b) The information set forth in Section 14 ("Certain Information Concerning the Purchaser and Parent") of the Offer to Purchase is incorporated by reference.

Item 11. Contracts, Arrangements or Understanding With Respect to the Company's Securities.

          The information set forth in Section 1 ("Background of the Offer; Contacts with the Company"), Section 2 ("Purpose of the Offer and Proposed Merger; Plans for the Company") and Section 16 ("The Merger") of the Offer to Purchase is incorporated by reference.

Item 12. Present Intention and Recommendation of Certain Persons With Regard to the Transaction.

          (a) Jack R. Crosby, the Chairman of the Board and Chief Executive Officer of the Company, has tendered 134,460 shares of Common Stock in response to the Offer. Jack Gray, Jr., the President and Chief Operating Officer, and a Director, of the Company, has tendered 254,972 shares of Common Stock in response to the Offer. Winston J. Churchill, a director of the Company, separately, together with his wife, and as trustee of the Winston J. Churchill, Jr. retirement plan, has tendered a total of 364,065 shares of Common Stock and
1,250 shares of 8% Preferred Stock in response to the Offer.   J. Kelly Elliott,
a director of the Company, has tendered 1,394 shares of Common Stock in response to the Offer. Lee A. Lahourcade, a director of the Company, has tendered 1,880 shares of Common Stock in response to the Offer. Neil R. Austrian, Jr., Senior Vice President and the Chief Financial Officer of the Company, has tendered 4,200 shares of Common Stock in response to the Offer. John D. Becker, the Controller of the Company, has tendered 500 shares of Common Stock in response to the Offer. Each of these officers and directors of the Company has` he right to withdraw those shares until the Offer expires and the shares are accepted and paid for. There are no contracts which require any officers or directors of the Company to tender shares and there are no contracts which prevent any of the officers or directors of the Company from withdrawing shares which already have been tendered.

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          (b)  The Company's mailing to its stockholders regarding the Offer states that the Board of Directors of the Company unanimously approved the Offer and the Merger and recommended that shareholders of the Company accept the Offer and tender their shares pursuant to the Offer. Jack R. Crosby, the Chairman of the Board and Chief Executive Officer of the Company, and Jack S. Gray, Jr., the President and Chief Operating Officer of the Company, both are directors of the Company.

Item 13.  Other Provisions of the Transaction.

          (a) The information in Section 16 ("The Merger") of the Offer to Purchase under the subcaption "Appraisal Rights" is incorporated by reference. See also Exhibit (f) to this Transaction Statement.

          (b) No provision has been made by the Purchaser or the Parent, and insofar as the Purchaser and the Parent are aware, no provision has been made by the Company, in connection with the Offer or the Merger to allow unaffiliated securityholders to obtain access to the corporate files of the Company or of the Purchaser or the Parent or to obtain counsel or appraisal services at the expense of the Company or the Purchaser or the Parent.

          (c)  Not applicable.

Item 14.  Financial Information.


          (a) The financial information contained in the Company's Annual Report on Form 10-K SB for the year ended March 31, 1997 and its Quarterly Reports on Form 10-Q for the periods ended June 30, 1997 and September 30, 1997 is incorporated by reference. In addition, the information contained in Section 14 ("Certain Information Concerning the Company") of the Offer to Purchase, under the subcaption "Selected Consolidated Financial Information," is incorporated by reference. Based upon the 13,206,515 shares of Common Stock which were outstanding at September 30, 1997, after giving effect to the liquidation preference of the 8% Preferred Stock ($13,925,000) and the liquidation preference of the Series 1990 10% Convertible Preferred Stock of the Company ($3,456,500), the book value of the Company available to holders of Common Stock at September 30, 1997 was $.96 per share of Common Stock.

          (b) The Purchaser and the Parent do not believe pro forma data is material with regard to the Tender Offer or the Merger.

Item 15.  Persons and Assets Employed, Retained, or Utilized.


          (a) No officer, employee, class of employees or corporate asset of the Company has been or is proposed to be employed, availed of or utilized by the Purchaser or the Parent in connection with the Offer or the Merger, except to the extent that, in order to comply with requirements of the Securities Exchange Act of 1934, officers and employees of the Company have

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been required to prepare a filing on Schedule 14D-9 with regard to the Offer and amendments to that filing, and except to the extent that officers or employees of the Company may participate in preparation of a proxy statement or information statement relating to the Merger, if one is required. The Purchaser and the Parent understand that officers of the Company personally urged stockholders to tender shares in response to the Offer. However, they were not required to do that.

          (b) The information set forth in the Introduction and Section 21 ("Fees and Expenses") of the Offer to Purchase is incorporated by reference.

Item 16.  Additional Information.

          The Purchaser and the Parent do not believe any additional information is necessary to make the statements made above in light of the circumstances under which they are made, not materially misleading.

Item 17. Contracts, Arrangements, Understandings or Relationships with Respect to the Subject Company's Securities.

          The information set forth in the Introduction and Section 1 ("Background of the Offer; Contacts with the Company"), Section 2 ("Purpose of the Offer and the Proposed Merger; Plans for the Company") and Section 15 ("Certain Information about the Company") of the Offer to Purchase is incorporated herein by reference.

Item 19.  Material to be Filed as Exhibits.

          (a) Note Purchase Agreement among the Parent and the other Companies named or referred to therein, as issuers, the financial institutions party thereto, as purchasers, ING Baring (U.S.) Securities, Inc., as Arranger, ING Baring (U.S.) Capital Corporation, as Administrative Agent and Collateral Agent and the Bank of New York, as Registrar.(1)

          (b)  Fairness opinion of Arnhold & S. Bleichroeder & Co.(2)

          (c)  Not applicable.

          (d)  (1)  Offer to Purchase, dated December 8, 1997.(1)


____________________
(1) Incorporated by reference to the Schedule 14D-1 filed by the Purchaser and the Parent on December 8, 1997.

(2) Incorporated by reference to the Schedule 14D-9 filed by Tescorp, Inc. on December 8, 1997 and the Schedule 14D-9A (Amendment No. 1) filed by Tescorp, Inc. on December 24, 1997.

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               (2)  Supplemented Offer to Purchase, dated January 13, 1998.

               (3)  Letters of Transmittal.(1)

               (4)  Notice of Guaranteed Delivery.(1)

               (5) Letter from the Dealer Managers to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.(1)

               (6) Letter to clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.(1)

               (7) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.(1)

               (8)  Summary Advertisement as published on December 8, 1997.(1)

               (9) Text of Press Release, dated December 5, 1997, issued by the Parent.(1)

               (10) Text of Press Release, dated January 12, 1998, issued by the
                    Parent.

          (e)  Description of Rights.

          (f)  None.


__________________
(1) Incorporated by reference to the Schedule 14D-1 filed by the Purchaser and the Parent on December 8, 1997.


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                                      SIGNATURE



          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  January 13, 1998



                                   TESCORP ACQUISITION CORPORATION



                                   By: /s/ Alfredo L. Vila
                                      ------------------------------
                                        Name:     Alfredo L. Vila
                                        Title:    President



                                   SUPERCANAL HOLDING, S.A.



                                   By: /s/ Alfredo L. Vila
                                      -------------------------------

                                        Name:     Alfredo L. Vila
                                        Title:    Vice Chairman


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